September 18, 2006

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:

The Stallion Group

EIN: 98-0429182

Commissioners:

We were previously the principal accountants for The Stallion Group, and we reported on the financial statements of The Stallion Group as of May 31, 2006 and 2005, and for the two years then ended.  We have not provided any audit services to the Stallion Group since the audit of the May 31, 2006 financial statements.  On September 18, 2006, we were notified of our dismissal as the principal accountants.  We have read The Stallion Group's statements, which we understand will be filed with the Commission pursuant to Item 4 of Form 8-K.  We agree with the statements concerning our Firm in Item 4 of the Form 8-K.  We have no basis on which to agree or disagree with other statements made in the Form 8-K.

Very truly yours,

/s/ Cordovano and Honeck LLP

Cordovano and Honeck LLP